

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Via U.S. mail and facsimile to (315) 431-9514

Lisa M. Jones
Vice President and Principal Financial Officer
Beacon Federal Bancorp, Inc
6611 Manlius Center Road
East Syracuse, NY

Re: Beacon Federal Bancorp, Inc
Form 10-K for the year ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
Form 10-Q for the period ended June 30, 2010
File No. 001-33713

Dear Ms. Jones:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief